February 7, 2014

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Animas Resources Ltd.
Schedule 14D-1F filed January 23, 2014, by GoGold Resources Inc.
SEC File No. 005-87771

Dear Mr. Duchovny:

On behalf of our client, GoGold Resources Inc., a Canadian corporation (the “Bidder”), we hereby acknowledge receipt of the comment letter dated January 31, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule 14D-1F (the “Schedule 14D-1F”) relating to the Bidder’s offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Common Shares”) and common share purchase warrants (the “Warrants” and, together with the Common Shares, the “Securities”) of Animas Resources Ltd., a British Columbia corporation (“Animas”), other than Securities owned by the Bidder.

On behalf of the Bidder, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Bidder. For ease of reference, we have reproduced the text of the Staff’s comments in italics below, followed by the Bidder’s responses.

Daniel F. Duchovny, Special Counsel

Office of Mergers & Aquisitions

February 7, 2014

Schedule 14D-1F

III. Compliance with the Exchange Act

1.	Comment: Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Response: The Bidder confirms that it has not been granted any waivers or exemptions from Canadian laws in connection with the Offer that would impair the ability of the Bidder to make the Offer in compliance with Rule 14d-1(b) under the U.S. Securities Exchange Act of 1934, as amended.

Cover Page of Schedule 14D-1F

2.	Comment: Please move all of the legends required by Item 2 of Part I of Schedule 14D-1F to the outside front cover of the home jurisdiction document. See Schedule 14D-1F.

Response: The Schedule 14D-1F has been amended to include the legends required by Item 2 of Part I of Schedule 14D-1F on the outside front cover of the home jurisdiction document included as Part 1 thereof.

3.	Please tell us your basis for disclaiming, on page vii, disclosure in your own document. Alternatively, remove such disclaimer.

Response: The Schedule 14D-1F has been amended to remove the disclaimer referenced in the Staff’s comment.

Offer to Purchase for Cash

4.	Comment: We note that you have entered into lock-up agreements with holders of 63.7% of the company’s outstanding shares. Please describe how you complied with Question 139.29 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of the Securities Act Sections.

Response: The Bidder entered into lock-up agreements with three U.S. holders of Animas common shares in connection with the Offer, two of whom are directors of Animas and one whom is a holder of more than 5% of the outstanding Animas common shares, each in compliance with Question 139.30 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of the Securities Act. The Bidder also entered into lock-up agreements with certain non-U.S. Holders. Such offers were made in “offshore transactions” pursuant Regulation S under the Securities Act and are not registered under the Bidder’s Registration Statement on Form F-80.

Daniel F. Duchovny, Special Counsel

Office of Mergers & Aquisitions

February 7, 2014

5.	Comment: On a related note, disclose the names of each security holder that entered into the lock-up agreements and the number of shares held by each such person.

Response: The Schedule 14D-1F has been amended to include the name of each person that entered into a lock-up agreement with the Bidder in connection with the Offer and the number of Common Shares, Warrants and/or options to purchase Common Shares held by each such person.

Conditions of the Offer, page 20

6.	Comment: Refer to the penultimate paragraph in this section, on page 23 of the Offer to Purchase. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by your own action or inaction. Please revise this language to comply with our position.

Response: The Schedule 14D-1F has been revised in response to the Staff’s comment.

7.	Comment: In the same paragraph, the bidder explains that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidder decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

Response: The Schedule 14D-1F has been revised in response to the Staff’s comment.

Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

February 7, 2014

Attached hereto is a written statement of the Bidder providing the acknowledgements requested by the Staff.

If you have any questions concerning the foregoing, please contact the undersigned at (416) 504-0525 or Christian G. Kurtz at (416) 504-0524.

Sincerely,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Dana Hatfield

  GoGold Resources Inc.

John Turner

Krisztian Toth

  Fasken Martineau DuMoulin LLP

Christian G. Kurtz

  Paul, Weiss, Rifkind, Wharton & Garrison LLP

GOGOLD RESOURCES INC.

2000 Barrington Street, Suite 1301

Halifax, Nova Scotia B3J 3K1

February 7, 2014

Daniel F. Duchovny

Special Counsel

Office of Merger and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Animas Resources Ltd.

Schedule 14D-1F filed January 23, 2014, by GoGold Resources Inc.

SEC File No. 005-87771

Dear Mr. Duchovny:

In connection with the response submitted on behalf of GoGold Resources Inc. (the “Bidder”) on February 7, 2014 regarding the above captioned Schedule 14D-1F (the “Schedule 14D-1F”), the Bidder hereby acknowledges that:

1.	the Bidder is responsible for the adequacy and accuracy of the disclosure contained in the Schedule 14D-1F;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-1F; and

3.	the Bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GoGold Resources Inc.

By:	/s/ Dana Hatfield
Name:	Dana Hatfield
Title:	Chief Financial Officer